Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: May 20, 2005

Press Release

SOUTH AFRICAN HIGH COURT RULES AGAINST HARMONY

Johannesburg, Friday, 20 May 2005-Harmony notes with surprise the judgment of the Witwatersrand Local Division of the High Court of South Africa to the effect that Harmony’s subsequent offer for Gold Fields lapsed at midnight on 18 December 2004. Accordingly, the subsequent offer is no longer in force and no further Gold Fields shares tendered into the subsequent offer will be settled. Acceptances in respect of 22,927 Gold Fields shares were settled by Harmony on Tuesday, 17 May 2005, in accordance with the provisions of the offer and the Securities Regulation Code. Harmony will investigate the need and mechanisms for unwinding such settlements.

Harmony will decide whether or not to appeal the judgment after having had an opportunity to consider the reasons given for the judgment. Given the situation, Harmony does not see any merit in becoming embroiled in a costly legal process unnecessarily.

Harmony suggests that those Gold Fields shareholders who have been frustrated from participating in the subsequent offer take the matter up directly with the management of Gold Fields.

The ruling has no effect on the early settlement offer. Accordingly, following its early settlement offer, and including the acceptances referred to above, Harmony owns a total of 56,629,409 Gold Fields shares representing approximately 11.5% of the entire issued share capital of Gold Fields.

CE Bernard Swanepoel said: “Whilst I am surprised that the High Court reached this decision, the impact on Harmony is minimal. The judgment impacts only on those Gold Fields shareholders that have accepted the subsequent offer. Harmony had already chosen not to pay the price indicated by the prevailing market ratio as this would have resulted in too great a transfer of value to Gold Fields shareholders and would have been contrary to Harmony’s commitment to always act in the best interests of its shareholders. Our bid was neither value destroying nor anything other than a legitimate offer from one set of shareholders to another designed to assist the South African gold mining industry on its inevitable course to consolidation.

Following the offer, we now have a substantial asset in our Gold Fields shares, currently worth about R3.6 billion, and look forward to concrete evidence that the Gold Fields’ board has a coherent strategy in place to deliver on any of its promises in a manner that is in the best interests of all of its shareholders, now including Harmony.”

Issued by Harmony Gold Mining Company Limited

20 May 2005

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

or

Brenton Saunders

Executive, Investor Relations

on +27 (0)83 607 4060

Investor Relations Officer

Vusi Magadana

Office: +27 11 684 0149

Mobile: +27(0)72 157 5986

vusi.Magadana@harmony.co.za

For the comprehensive set of

results please visit

www.harmony.co.za

ENDS	JSE: NYSE: ISIN No.:	HAR HMY ZAE000015228

Corporate Office: Suite No. 1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za                        NYSE: HMY        JSE: HAR

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.